SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)
Memory Pharmaceuticals Corp.
(Name of Subject Company)
Memory Pharmaceuticals Corp.
(Name of Person Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
58606R403
(CUSIP Number of Class of Securities)
Vaughn M. Kailian
Chief Executive Officer
Memory Pharmaceuticals Corp.
100 Philips Parkway
Montvale, New Jersey 07645
(201) 802-7100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
Copy to:
Ellen B. Corenswet, Esq.
J. D. Weinberg, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 841-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on December 3, 2008, by Memory Pharmaceuticals Corp., a Delaware corporation (“Memory”), as amended on December 4, 2008 and December 5, 2008 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by 900 North Point Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Hoffmann-La Roche Inc., a New Jersey corporation (“Roche”), to purchase, at a price of $0.61 per share in cash, net to the seller, without interest and less any required withholding taxes, all of the issued and outstanding shares of common stock of Memory, on the terms and subject to the conditions specified in the offer to purchase dated December 3, 2008, and related letter of transmittal, each filed as an exhibit to the Schedule TO filed by Roche with the Securities and Exchange Commission on December 3, 2008.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 8. Additional Information
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following language after the last paragraph under “Appraisal Rights” on page 22 thereof:
   Legal Proceedings
     On December 9, 2008, Marc Cappello and Jerry W. Burk, each a purported holder of Shares, filed a complaint in the Superior Court of New Jersey (Case No. C-522-08, Superior Court of New Jersey, Chancery Division, Bergen County), purportedly on behalf of themselves and all other stockholders of Memory, against Memory, members of the Memory Board of Directors (the “Individual Defendants”), Parent and Merger Sub. The complaint alleges, among other things, that the Individual Defendants breached their fiduciary duties to Memory’s stockholders in connection with Memory’s sale process and related disclosure, and that Memory, Parent and Merger Sub aided and abetted the alleged breach of fiduciary duties by the Individual Defendants. The complaint seeks, among other relief, (i) class action status, (ii) an order preliminarily and permanently enjoining the defendants from proceeding with the Offer, (iii) if the transaction is consummated prior to entry of a final judgment, a judgment rescinding the Merger or awarding rescissory damages, (iv) an order directing the defendants to account for all damages caused by them and all profits and special benefits obtained as a result of their breaches of fiduciary duties, and (v) an award to plaintiffs of the costs of the action, including reasonable attorneys’ and experts’ fees and expenses. The foregoing summary of the complaint is qualified in its entirety by reference to the full text of the complaint, which is filed as Exhibit (a)(5)(A) hereto and is incorporated herein by reference. Memory believes that the complaint is without merit and intends to defend the action vigorously.
Item 9. Exhibits
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(A)*	Complaint filed by Marc Cappello and Jerry W. Burk on December 9, 2008 in the Superior Court of New Jersey, Chancery Division, Bergen County (Case No. C-522-08).

*	Filed herewith.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Memory Pharmaceuticals Corp.
By:	/s/ Michael P. Smith
	Name:	Michael P. Smith
	Title:	Chief Financial Officer

Dated: December 15, 2008